UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number 0-26046

China Natural Resources, Inc.

(Exact name of registrant as specified in its charter)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Letter of Intent

On March 17, 2026, China Natural Resources, Inc. (the “Company”) entered into a non-binding Letter of Intent (“LOI”) with Feishang Group Limited, its principal shareholder (“Feishang”), to acquire 100% shares of a wholly owned subsidiary of Feishang that will own, directly or indirectly, 59.79% of the equity interest of HooRii Technology (HK) Limited (“HooRii”), a limited liability company incorporated in Hong Kong specializing in physical AI development, through the combination of IOT and artificial intelligence, to bring AI into the physical world (the “Acquisition”). The Company has established a special committee consisting of all of the independent directors to evaluate the Acquisition. Pursuant to the LOI, the Acquisition’s total consideration is estimated to range between US$37 million to US$40 million through a combination of cash and stock issuance. The Acquisition is subject to the negotiation and execution of definitive documentation, completion of due diligence, receipt of regulatory approvals, and necessary corporate approval, alongside other customary closing conditions.

Investors are cautioned that the LOI is non-binding and serves only as a preliminary expression of intent. The Company provides no assurance that a definitive agreement will be executed or that the proposed acquisition will be consummated on the terms described, or at all. Furthermore, the Company can offer no guarantee regarding the timing of the potential closing, which remains subject to the satisfaction of various closing conditions.

The foregoing description of the LOI is not complete and is qualified in its entirety by reference to the full text of the LOI, which is furnished as Exhibit 99.1 to this Current Report on Form 6-K. On March 19, 2026, the Company issued a press release announcing the LOI. A copy of the press release is attached as Exhibit 99.2.

Forward-Looking Statements

This Current Report on Form 6-K contains certain statements that may include “forward-looking statements.” All statements other than statements of historical fact included herein are “forward-looking statements.” These forward-looking statements are often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involving known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this Current Report on Form 6-K. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including the risk factors discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on the SEC’s website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these risk factors. Other than as required under the applicable securities laws, the Company does not assume a duty to update these forward-looking statements.

Exhibits

Exhibit No.	Description
99.1	Non-Binding Letter of Intent dated March 17, 2026
99.2	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: March 19, 2026	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer